Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BELLUS Health Inc. (“BELLUS Health” or the “Company”)

275 Blvd. Armand-Frappier

Laval (Québec)

H7V 4A7

Item 2	Date of Material Change

December 13, 2021

Item 3	News Release

A news release was issued on December 13, 2021, and disseminated by Business Wire, in Canada and in the United States

Item 4	Summary of Material Change

BELLUS Health announces positive topline results from its Phase 2b SOOTHE Trial of BLU-5937 for the treatment of refractory chronic cough

Item 5	Full Description of Material Change

5.1       Full Description of Material Change

Efficacy Results:

The SOOTHE trial, which enrolled 249 participants with a baseline awake cough frequency of ≥ 25 per hour, demonstrated a clinically meaningful and statistically significant placebo-adjusted reduction in 24-hour cough frequency of 34% at the 50 mg and 200 mg BID dose levels of BLU-5937 (p ≤ 0.005) at day 28. The 12.5 mg BID dose demonstrated a statistical trend with 21% reduction in placebo-adjusted 24-hour cough frequency (p=0.098) with a dose response observed between the 12.5 mg and 50 mg BID doses.

SOOTHE Primary Efficacy Endpoint

Dose	Placebo-adjusted change in 24-hour cough frequency at day 28	p-value
12.5 mg BID	-21.1%	p=0.098
50 mg BID	-34.4%	p=0.003
200 mg BID	-34.2%	p=0.005

Safety and Tolerability Results:

BLU-5937’s safety and tolerability data were consistent with previous trials, including the Phase 2a RELIEF trial. BLU-5937 was well-tolerated with low impact on taste perception. Taste-related side effects were infrequent at all dose levels with taste alteration observed in 4.8%, 6.5% and 4.8% of participants at 12.5 mg BID, 50 mg BID and 200 mg BID, respectively. No participant reported complete or partial taste loss and there were no discontinuations due to taste-related adverse events.

The treatment emergent adverse event profile was comparable to placebo. There were no treatment emergent serious adverse events reported in the trial.

Next Steps:

The Company intends to request an End of Phase 2 meeting with the FDA that is expected to take place in 2Q 2022 to discuss the Phase 3 program which is expected to start in 2H 2022.

Update on P2X3 Pipeline

Summary of Topline Results: Phase 2a Proof-of-Concept BLUEPRINT Trial in Chronic Pruritus

In the Phase 2a proof-of-concept BLUEPRINT trial in patients with chronic pruritus associated with atopic dermatitis (“AD”), BLU-5937 (200 mg BID) did not achieve statistical significance for the primary endpoint of placebo-adjusted reduction in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”). BLU-5937 was well tolerated and the treatment emergent adverse event profile was comparable to placebo. The Company does not intend to further pursue development of BLU-5937 in pruritic conditions.

P2X3 Pipeline

The success of the Phase 2b SOOTHE trial further validates the role of P2X3 in cough hypersensitivity. The Company intends to evaluate potential opportunities to study BLU-5937 in additional cough indications where cough hypersensitivity plays an important role.

5.2       Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For further information, please contact Ramzi Benamar, Chief Financial Officer (450) 680-4500.

Item 9	Date of Report

December 13, 2021